Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with International Financial Reporting Standards (IFRS) as of December 31, 2008. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F/A filed with the SEC on January 27, 2009.
As of December 31, 2008

	NOK	U.S.$
	(in millions) (unaudited)
Short-term debt (commercial paper and current portion of bond debt) *	94,591.4	13,515.2

Long-term debt (excluding current portions)
Bonds	164,449.2	23,496.4
Subordinated debt	1,909.1	272.8

Total long-term debt	166,358.3	23,769.2

Capital contribution securities	444.9	63.6

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share, shares authorized and outstanding 263,914)	2,771.1	395.9
Other equity	4,518.8	645.6
Share premium reserve	176.6	25.2
Net income for the period	0.0	0.0

Total shareholders’ equity	7,466.5	1,066.7

Total capitalization	268,861.1	38,414.7

*	All our debt is unsecured and unguaranteed. The current portion of bond debt is based on expected maturity on structured bonds in accordance with our internal model.

For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.9989 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on December  31, 2008.